HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30, 2019 and 2018

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018
Revenues
Distribution (includes related party revenues of $70 and $139 (2018 - $70 and $137) for the three and six months ended June 30, respectively) (Note 22)	1,029	1,036	2,350	2,181
Transmission (includes related party revenues of $370 and $784 (2018 - $415 and $821) for the three and six months ended June 30, respectively) (Note 22)	374	430	803	851
	1,403	1,466	3,153	3,032

Costs
Purchased power (includes related party costs of $261 and $815 (2018 - $247 and $765) for the three and six months ended June 30, respectively) (Note 22)	653	674	1,460	1,425
Operation, maintenance and administration (Note 22)	257	243	513	502
Depreciation, amortization and asset removal costs (Note 4)	218	209	429	404
	1,128	1,126	2,402	2,331

Income before financing charges and income taxes	275	340	751	701
Financing charges (Note 5)	116	103	226	202

Income before income taxes	159	237	525	499
Income tax expense (recovery) (Note 6)	(5)	34	34	78
Net income	164	203	491	421

Other comprehensive income (loss)	—	—	(1)	—
Comprehensive income	164	203	490	421

Net income attributable to:
Noncontrolling interest	2	2	3	3
Preferred shareholder	—	2	2	4
Common shareholder	162	199	486	414
	164	203	491	421

Comprehensive income attributable to:
Noncontrolling interest	2	2	3	3
Preferred shareholder	—	2	2	4
Common shareholder	162	199	485	414
	164	203	490	421

Earnings per common share (Note 20)
Basic	$1,139	$1,399	$3,417	$2,911
Diluted	$1,139	$1,399	$3,417	$2,911

Dividends per common share declared (Note 19)	$0	$7	$7	$42

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At June 30, 2019 and December 31, 2018

(millions of Canadian dollars)	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	—	492
Accounts receivable (Note 7)	598	625
Due from related parties (Note 22)	420	324
Other current assets (Note 8)	141	99
	1,159	1,540

Property, plant and equipment (Note 9)	20,863	20,605
Other long-term assets:
Regulatory assets (Note 10)	1,869	1,721
Deferred income tax assets	801	964
Intangible assets (net of accumulated amortization - $475; 2018 - $445)	435	409
Goodwill	325	325
Other assets (Note 11)	30	5
	3,460	3,424
Total assets	25,482	25,569

Liabilities
Current liabilities:
Bank indebtedness	1	—
Short-term notes payable (Note 14)	598	1,252
Long-term debt payable within one year (Notes 14, 15)	1,153	731
Accounts payable and other current liabilities (Note 12)	948	936
Due to related parties (Note 22)	15	129
	2,715	3,048
Long-term liabilities:
Long-term debt (includes $851 measured at fair value; 2018 - $845) (Notes 14, 15)	10,825	9,978
Regulatory liabilities (Note 10)	204	326
Deferred income tax liabilities	57	55
Other long-term liabilities (Note 13)	2,173	2,164
	13,259	12,523
Total liabilities	15,974	15,571

Contingencies and Commitments (Notes 24, 25)
Subsequent Events (Note 27)

Preferred shares (Note 18)	—	486
Noncontrolling interest subject to redemption	20	21

Equity
Common shares (Note 18)	3,827	4,312
Retained earnings	5,622	5,137
Accumulated other comprehensive loss	(8)	(7)
Hydro One shareholder’s equity	9,441	9,442

Noncontrolling interest	47	49
Total equity	9,488	9,491
	25,482	25,569
See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended June 30, 2019 and 2018

Six months ended June 30, 2019 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2019	4,312	5,137	(7)	9,442	49	9,491
Net income	—	488	—	488	2	490
Other comprehensive income (loss)	—	—	(1)	(1)	—	(1)
Distributions to noncontrolling interest	—	—	—	—	(4)	(4)
Dividends on preferred shares	—	(2)	—	(2)	—	(2)
Dividends on common shares	—	(1)	—	(1)	—	(1)
Return of stated capital	(485)	—	—	(485)	—	(485)
June 30, 2019	3,827	5,622	(8)	9,441	47	9,488

Six months ended June 30, 2018 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2018	4,856	5,183	(9)	10,030	50	10,080
Net income	—	418	—	418	2	420
Distributions to noncontrolling interest	—	—	—	—	(3)	(3)
Dividends on preferred shares	—	(4)	—	(4)	—	(4)
Dividends on common shares	—	(6)	—	(6)	—	(6)
Return of stated capital	(265)	—	—	(265)	—	(265)
June 30, 2018	4,591	5,591	(9)	10,173	49	10,222
See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30, 2019 and 2018

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2019	2018	2019	2018
Operating activities
Net income	164	203	491	421
Environmental expenditures	(8)	(6)	(16)	(10)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	191	181	380	358
Regulatory assets and liabilities	(3)	(11)	(173)	(3)
Deferred income taxes	(10)	26	19	63
Other	1	4	5	6
Changes in non-cash balances related to operations (Note 23)	(50)	(92)	(164)	(142)
Net cash from operating activities	285	305	542	693

Financing activities
Long-term debt issued	1,500	1,400	1,500	1,400
Long-term debt repaid	(1)	(1)	(229)	(1)
Short-term notes issued	482	1,370	2,422	2,542
Short-term notes repaid	(1,564)	(1,311)	(3,076)	(2,420)
Return of stated capital	(347)	(136)	(485)	(265)
Preferred shares redeemed	—	—	(486)	—
Dividends paid	—	(3)	(3)	(10)
Distributions paid to noncontrolling interest	(2)	(2)	(6)	(5)
Change in bank indebtedness	1	—	1	(3)
Costs to obtain financing	(8)	(6)	(8)	(6)
Net cash from (used in) financing activities	61	1,311	(370)	1,232

Investing activities
Capital expenditures (Note 23)
Property, plant and equipment	(339)	(370)	(617)	(655)
Intangible assets	(24)	(22)	(48)	(36)
Capital contributions received	3	—	3	—
Other	—	4	(2)	7
Net cash used in investing activities	(360)	(388)	(664)	(684)

Net change in cash and cash equivalents	(14)	1,228	(492)	1,241
Cash and cash equivalents, beginning of period	14	13	492	—
Cash and cash equivalents, end of period	—	1,241	—	1,241

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and six months ended June 30, 2019 and 2018

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON) in respect of the Bruce-to-Milton transmission line. Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Transmission
On March 7, 2019, the Ontario Energy Board (OEB) issued a decision on its reconsideration of its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirement dated September 28, 2017 (Original Decision) with respect to the rate-setting treatment of the benefits of the deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act 1998 (Ontario) to tax payments under the federal and provincial tax regimes which occurred when Hydro One Limited became a public company listed on the Toronto Stock Exchange. See Note 10 - Regulatory Assets and Liabilities for additional information. On October 26, 2018, Hydro One filed a one-year inflation-based application with the OEB for 2019 transmission revenue requirement. On April 25, 2019, the OEB issued its decision on Hydro One Networks’ 2019 transmission rate application, and set the revenue index at 1.4% on a final basis effective May 1, 2019.
On November 23, 2018, B2M LP filed a revised 2019 revenue requirement with the OEB using the updated cost of capital parameters. On December 20, 2018, the OEB issued its decision approving the requested 2019 revenue requirement of $33 million, effective January 1, 2019.
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application for permission to include a revenue cap escalator index, which would allow for inflationary increases to its previously approved revenue requirement. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework.
Distribution
In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered its decision on the distribution rates application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements. See Note 10 - Regulatory Assets and Liabilities for additional information.
On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On February 11, 2019, the OEB issued a draft decision approving the requested increase, which was later finalized on March 28, 2019.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation
These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles (US GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited amended consolidated financial statements for the year ended December 31, 2018, with the exception of the adoption of new accounting standards as described below and in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited 2018 amended consolidated financial statements.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Leases
Effective January 1, 2019, the Company adopted Accounting Standards Codification (ASC) 842 - Leases using the modified retrospective transition approach using the effective date of January 1, 2019, as its date of initial application. In the Company's transition to ASC 842, the Company elected the package of practical expedients and the land easement practical expedient. As a result, there was a $24 million impact to the Consolidated Balance Sheet and no adjustments were made to prior period reported financial statement amounts. There was no material impact to the Consolidated Statement of Operations and Comprehensive Income. On adoption, the Company did not identify any finance leases.
At the commencement date of a lease, the minimum lease payments are discounted and recognized as a lease obligation. Discount rates used correspond to the Company's incremental borrowing rates. Renewal options are assessed for their likelihood of being exercised and are included in the measurement of the lease obligation when it is reasonably certain they will be exercised. The Company does not recognize leases with a term of less than 12 months. A corresponding Right-of-Use (ROU) asset is recognized at the commencement date of a lease. The ROU asset is measured as the lease obligation adjusted for any lease payments made and/or any lease incentives and initial direct costs incurred. ROU assets are included in other long-term assets, and corresponding lease obligations are included in other current liabilities and other long-term liabilities on the Consolidated Balance Sheets.
Subsequent to the commencement date, the lease expense recognized at each reporting period is the total remaining lease payments over the remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established at commencement date. The amortization of the ROU assets are calculated as the difference between the lease expense and the accretion of interest, which is calculated on the effective interest method. Lease modifications and impairments are assessed at each reporting period to assess the need for a re-measurement of the lease obligations or ROU assets.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present ASCs and Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 842	February 2016 - January 2019
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
Hydro One adopted ASC 842 on January 1, 2019 using the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. See Note 2 to the financial statements for impact of adoption. The Company has included the disclosure requirements of ASC 842 for interim periods in Note 17 to the financial statements.

ASU 2017-12	August 2017
Amendments will better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and presentation of hedge results.
			January 1, 2019	No impact upon adoption
ASU 2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	No impact upon adoption
ASU 2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2020	Hydro One early-adopted this ASU on April 1, 2019. The ASU was applied prospectively and there was no material impact upon adoption.

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 will not be applicable in the adoption of ASC 842.
			January 1, 2020	Under assessment
ASU 2019-04	April 2019
This amendment clarifies, corrects and improves several aspects of the guidance under Topic 326 Financial Instruments - Credit Losses, Topic 815 Derivatives and Hedging and Topic 825 Financial Instruments.
			January 1, 2020	Under assessment
ASU 2019-05	May 2019
The amendments in this update provide entities with an option to irrevocably elect the fair value option to be applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326.
			January 1, 2020	Under assessment
4.     DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Depreciation of property, plant and equipment	162	159	324	315
Amortization of intangible assets	21	16	40	33
Amortization of regulatory assets	8	6	16	10
Depreciation and amortization	191	181	380	358
Asset removal costs	27	28	49	46
	218	209	429	404
5.    FINANCING CHARGES

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Interest on long-term debt	123	108	234	214
Interest on short-term notes	5	4	12	7
Other	5	4	9	7
Less: Interest capitalized on construction and development in progress	(13)	(13)	(24)	(26)
Interest earned on cash and cash equivalents	(4)	—	(5)	—
	116	103	226	202

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

6.     INCOME TAXES
As a rate-regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Six months ended June 30 (millions of dollars)	2019	2018

Income before income taxes	525	499
Income taxes at statutory rate of 26.5% (2018 - 26.5%)	139	132

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(45)	(25)
Overheads capitalized for accounting but deducted for tax purposes	(9)	(9)
Pension and post-retirement benefit contributions in excess of expense	(8)	(4)
Interest capitalized for accounting but deducted for tax purposes	(6)	(7)
Environmental expenditures	(4)	(4)
Other	(3)	(7)
Net temporary differences	(75)	(56)
Incremental tax deductions from deferred tax asset sharing[2]	(32)	—
Net permanent differences	2	2
Total income tax expense	34	78

Effective income tax rate	6.5%	15.6%
1 Included in current period’s amount is the accelerated tax depreciation (Accelerated CCA) of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.
2 Incremental tax deductions from deferred tax sharing represents the OEB’s prescribed allocation to ratepayers of the net deferred tax asset that originated from the transition from the payments in lieu of tax regime under the Electricity Act 1998 (Ontario) to tax payments under the federal and provincial tax regime.
7.    ACCOUNTS RECEIVABLE

(millions of dollars)	June 30, 2019	December 31, 2018
Accounts receivable - billed	311	289
Accounts receivable - unbilled	309	357
Accounts receivable, gross	620	646
Allowance for doubtful accounts	(22)	(21)
Accounts receivable, net	598	625
The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2019 and the year ended December 31, 2018:

(millions of dollars)	Six months ended June 30, 2019	Year ended December 31, 2018
Allowance for doubtful accounts - beginning	(21)	(29)
Write-offs	8	25
Additions to allowance for doubtful accounts	(9)	(17)
Allowance for doubtful accounts - ending	(22)	(21)
8.     OTHER CURRENT ASSETS

(millions of dollars)	June 30, 2019	December 31, 2018
Regulatory assets (Note 10)	61	42
Prepaid expenses and other assets	60	37
Materials and supplies	20	20
	141	99

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

9.    PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)	June 30, 2019	December 31, 2018
Property, plant and equipment	30,661	30,300
Less: accumulated depreciation	(11,097)	(10,782)
	19,564	19,518
Construction in progress	1,141	932
Future use land, components and spares	158	155
	20,863	20,605
10.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

(millions of dollars)	June 30, 2019	December 31, 2018
Regulatory assets:
Deferred income tax regulatory asset	971	908
Pension benefit regulatory asset	528	547
Environmental	151	165
Foregone revenue deferral	99	—
Post-retirement and post-employment benefits - non-service cost	56	39
Stock-based compensation	39	43
Pension cost differential	26	—
Debt premium	19	22
Distribution system code exemption	10	10
Conservation and Demand Management (CDM) deferral variance	6	—
Other	25	29
Total regulatory assets	1,930	1,763
Less: current portion	(61)	(42)
	1,869	1,721

Regulatory liabilities:
Post-retirement and post-employment benefits	130	130
Green Energy expenditure variance	48	52
Retail settlement variance account	36	39
Tax rule changes variance	24	5
Pension cost differential	17	55
External revenue variance	11	26
2015-2017 rate rider	6	6
Deferred income tax regulatory liability	5	86
Other	13	18
Total regulatory liabilities	290	417
Less: current portion	(86)	(91)
	204	326
Deferred Income Tax Regulatory Asset and Liability
Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates.
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision). In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One Limited shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. The regulatory balances relating to deferred tax asset sharing will continue to decrease as the tax savings are shared with ratepayers. Notwithstanding the recognition of the effects of the decision in the financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's deferred tax benefit decision. The appeal is scheduled to be heard on November 21, 2019.
Foregone Revenue Deferral
The foregone revenue deferral account records the difference between revenue earned based on distribution rates approved by the OEB in Hydro One Networks' 2018-2022 distribution rates application, effective May 1, 2018, and revenue earned under the interim rates until the approved 2018 and 2019 rates were implemented on July 1, 2019. The balance of this account is being recovered from ratepayers over an 18-month period ending December 31, 2020. The foregone revenue deferral account also records the difference between revenue earned based on transmission rates approved by the OEB in Hydro One Networks' 2019 transmission rate application, effective May 1, 2019, and the revenue earned under the interim rates until the approved 2019 rates were implemented on July 1, 2019. The balance of this account is being recovered from ratepayers over a 6-month period ending December 31, 2019.
Post-Retirement and Post-Employment Benefits - Non-Service Cost
Hydro One applied to the OEB for a regulatory asset account to record the components other than service costs relating to its post-retirement and post-employment benefits that would have previously been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018 and March 2019, the OEB approved the regulatory asset account for Hydro One Networks' Transmission Business and Distribution Business, respectively. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets, in the Post-Retirement and Post-Employment Benefits - Non-Service Cost regulatory asset.
Pension Cost Differential
Variances between the pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission and distribution businesses are recognized as a regulatory asset or regulatory liability, as the case may be. As part of its March 2019 decision on Hydro One Networks' 2018-2022 distribution rates, the OEB denied Hydro One's request to recover pension costs. On March 26, 2019, Hydro One filed a Motion to Review and Vary to the OEB and on April 5, 2019, an appeal to the Ontario Divisional Court was filed in respect to the recovery of pension contributions. The Company's position in the aforementioned motion and appeal is that the OEB made errors in its decision to disallow the recovery of Hydro One's pension contributions. Therefore, the Company has reflected the impact of this position in Hydro One Networks' distribution Pension Cost Differential regulatory account. The appeal is being held in abeyance pending the outcome of the motion.
Tax Rule Changes Variance
Subsequent to the 2019 federal and Ontario budgets (budgets) being enacted in the second quarter of 2019, Hydro One recorded the revenue requirement impact of accelerated depreciation rules in the tax rule changes variance account which gave rise to regulatory liabilities to be refunded to ratepayers in the future. The budgets provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028.
11.    OTHER LONG-TERM ASSETS

(millions of dollars)	June 30, 2019	December 31, 2018
ROU assets (Note 17)	21	—
Other	9	5
	30	5

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

12.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of dollars)	June 30, 2019	December 31, 2018
Accounts payable	128	171
Accrued liabilities	623	578
Accrued interest	104	96
Regulatory liabilities (Note 10)	86	91
Lease obligations (Note 17)	7	—
	948	936
13.    OTHER LONG-TERM LIABILITIES

(millions of dollars)	June 30, 2019	December 31, 2018
Post-retirement and post-employment benefit liability (Note 16)	1,440	1,406
Pension benefit liability (Note 16)	528	547
Environmental liabilities	126	139
Lease obligations (Note 17)	15	—
Due to related parties (Note 22)	35	41
Long-term accounts payable	11	11
Asset retirement obligations	10	10
Other liabilities	8	10
	2,173	2,164
14.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2.3 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed revolving credit facilities totalling $2.3 billion (Operating Credit Facilities). On June 3, 2019, the maturity date for the Operating Credit Facilities was extended from 2022 to 2024. At June 30, 2019, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the credit facilities for working capital and general corporate purposes. If used, interest on the credit facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Long-Term Debt
The following table presents long-term debt outstanding at June 30, 2019 and December 31, 2018:

(millions of dollars)	June 30, 2019	December 31, 2018
Hydro One long-term debt (a)	11,845	10,573
HOSSM long-term debt (b)	164	168
	12,009	10,741
Add: Net unamortized debt premiums	12	13
Add: Unrealized mark-to-market loss (gain)[1]	1	(5)
Less: Unamortized deferred debt issuance costs	(44)	(40)
Total long-term debt	11,978	10,709

Less: Long-term debt payable within one year	(1,153)	(731)
	10,825	9,978
1 The unrealized mark-to-market net loss of $1 million (December 31, 2018 - $5 million net gain) relates to $50 million of the Series 33 notes due 2020, $500 million Series 37 notes due 2019, and $300 million Series 39 notes due 2021. The unrealized mark-to-market net loss is offset by a $1 million unrealized mark-to-market net gain (December 31, 2018 - $5 million net loss) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

(a) Hydro One long-term debt
At June 30, 2019, long-term debt of $11,845 million (December 31, 2018 - $10,573 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At June 30, 2019, $1.1 billion remained available for issuance until April 2020.
During the three and six months ended June 30, 2019, Hydro One issued long-term debt totalling $1.5 billion (2018 - $1.4 billion) under its MTN Program as follows:
•$700 million Series 42 notes with a maturity date of April 5, 2024 and a coupon rate of 2.54%;
•$550 million Series 43 notes with a maturity date of April 5, 2029 and a coupon rate of 3.02%; and
•$250 million Series 44 notes with a maturity date of April 5, 2050 and a coupon rate of 3.64%.
During the six months ended June 30, 2019, $228 million of long-term debt was repaid (2018 - $nil) under the MTN Program. No long-term debt was repaid during the three months ended June 30, 2019 (2018 - $nil).
(b) HOSSM long-term debt
At June 30, 2019, HOSSM long-term debt of $164 million (December 31, 2018 - $168 million), with a principal amount of $142 million (December 31, 2018 - $143 million) was outstanding. During the three and six months ended June 30, 2019 and 2018, no long-term debt was issued, and $1 million (2018 - $1 million) of long-term debt was repaid.
Principal and Interest Payments
At June 30, 2019, principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	1,153	486	2.3
Year 2	803	463	2.1
Year 3	603	446	3.2
Year 4	133	427	6.1
Year 5	700	419	2.5
	3,392	2,241	2.6
Years 6-10	1,400	1,922	2.9
Thereafter	7,195	4,331	5.0
	11,987	8,494	4.1
15.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At June 30, 2019 and December 31, 2018, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019		December 31, 2018
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	50	50	49	49
$500 million MTN Series 37 notes	498	498	495	495
$300 million MTN Series 39 notes	303	303	301	301
Other notes and debentures	11,127	13,111	9,864	10,820
Long-term debt, including current portion	11,978	13,962	10,709	11,665

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Fair Value Measurements of Derivative Instruments
At June 30, 2019, Hydro One had interest-rate swaps with a total notional amount of $850 million (December 31, 2018 - $850 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 7% (December 31, 2018 - 8%) of its total long-term debt. At June 30, 2019, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt;

•
two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt; and

•	a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
At June 30, 2019 and December 31, 2018, the Company had no interest-rate swaps classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at June 30, 2019 and December 31, 2018 is as follows:

June 30, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments - fair value hedges (interest-rate swaps)	3	3	—	3	—
	3	3	—	3	—

Liabilities:
Long-term debt, including current portion	11,978	13,962	—	13,962	—
Derivative instruments - fair value hedges (interest-rate swaps)	2	2	—	2	—
	11,980	13,964	—	13,964	—

December 31, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	10,709	11,665	—	11,665	—
Derivative instruments - fair value hedges (interest-rate swaps)	5	5	—	5	—
	10,714	11,670	—	11,670	—
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the six months ended June 30, 2019 and the year ended December 31, 2018.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a material decrease in Hydro One’s net income for the three and six months ended June 30, 2019 and 2018.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and six months ended June 30, 2019 and 2018 was not material.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At June 30, 2019 and December 31, 2018, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At June 30, 2019 and December 31, 2018, there was no material accounts receivable balance due from any single customer.
At June 30, 2019, the Company’s provision for bad debts was $22 million (December 31, 2018 - $21 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At June 30, 2019, approximately 7% (December 31, 2018 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At June 30, 2019 and December 31, 2018, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At June 30, 2019, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the Commercial Paper Program, Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.
16.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Estimated annual Pension Plan contributions for the years 2019, 2020, 2021, 2022, 2023 and 2024 are approximately $78 million, $77 million, $78 million, $79 million, $81 million and $83 million, respectively. The most recent actuarial valuation was performed effective December 31, 2017, and the next actuarial valuation will be performed no later than effective December 31, 2020. Employer contributions during the six months ended June 30, 2019 were $39 million (2018 - $25 million).
The following tables provide the components of the net periodic benefit costs for the three and six months ended June 30, 2019 and 2018:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30 (millions of dollars)	2019	2018	2019	2018
Current service cost	36	44	14	12
Interest cost	75	70	15	14
Expected return on plan assets, net of expenses[1]	(115)	(116)	—	—
Amortization of actuarial losses	14	21	—	—
Net periodic benefit costs	10	19	29	26

Charged to results of operations[2]	6	2	11	9

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30 (millions of dollars)	2019	2018	2019	2018
Current service cost	73	88	28	24
Interest cost	151	141	30	28
Expected return on plan assets, net of expenses[1]	(231)	(233)	—	—
Amortization of actuarial losses	28	42	1	1
Net periodic benefit costs	21	38	59	53

Charged to results of operations[2]	13	10	22	20

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2019 is 6.5% (2018 - 6.5%).

[2]
The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and six months ended June 30, 2019, pension costs of $14 million (2018 - $4 million) and $32 million (2018 - $24 million), respectively, were attributed to labour, of which $6 million (2018 - $2 million) and $13 million (2018

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

- $10 million), respectively, was charged to operations, $4 million (2018 - $nil) and $9 million (2018 - $nil), respectively, was recorded as regulatory assets, and $4 million (2018 - $2 million) and $10 million (2018 - $14 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
17.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions. These leases have typical terms of between three and five years with renewal options of additional three to five year terms at prevailing market rates at the time of extension. Renewal options are included in the lease term when their exercise is reasonably certain.
Other information related to the Company's operating leases was as follows:

	Three months ended June 30	Six months ended June 30
(millions of dollars)	2019	2019
Lease expense	2	4
Lease payments made	1	3

June 30, 2019
Weighted-average remaining lease term		5
Weighted-average discount rate		2.9%
At June 30, 2019, future minimum operating lease payments were as follows:

(millions of dollars)
Remainder of 2019	3
2020	11
2021	4
2022	1
2023	1
2024	1
Thereafter	3
Total undiscounted minimum lease payments	24
Less: discounting minimum lease payments to present value	(2)
Total discounted minimum lease payments	22
At December 31, 2018, future minimum operating lease payments were as follows:

(millions of dollars)
2019	6
2020	10
2021	4
2022	1
2023	1
Thereafter	3
Total undiscounted minimum lease payments	25
Hydro One presents its ROU assets and lease obligations on the Consolidated Balance Sheets as follows:

(millions of dollars)	June 30, 2019
Other long-term assets (Note 11)	21
Accounts payable and other current liabilities (Note 12)	7
Other long-term liabilities (Note 13)	15
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At June 30, 2019, the Company had 142,239 common shares issued and outstanding (December 31, 2018 - 142,239).
During the three and six months ended June 30, 2019, a return of stated capital in the amount of $347 million (2018 - $136 million) and $485 million was paid (2018 - $265 million), respectively.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At June 30, 2019 and December 31, 2018, two series of preferred shares were authorized for issuance: Class A preferred shares and Class B preferred shares.
On January 24, 2019, the Company redeemed 485,870 Class B preferred shares totalling $486 million. At June 30, 2019, the Company had no Class B preferred shares (December 31, 2018 - 485,870) and no Class A preferred shares (December 31, 2018 - nil) issued and outstanding.
19.     DIVIDENDS
During the three months ended June 30, 2019, no preferred share dividends (2018 - $2 million) and no common share dividends (2018 - $1 million) were declared and paid.
During the six months ended June 30, 2019, preferred share dividends in the amount of $2 million (2018 - $4 million) and common share dividends in the amount of $1 million (2018 - $6 million) were declared and paid.
20.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three and six months ended June 30, 2019 was 142,239 (2018 - 142,239). There were no dilutive securities during the three and six months ended June 30, 2019 or 2018.
21.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One Limited has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and six months ended June 30, 2019 and 2018 is presented below:

	Three months ended June 30		Six months ended June 30
(number of share grants)	2019	2018	2019	2018
Share grants outstanding - beginning	4,159,439	4,737,783	4,159,439	4,737,783
Vested and issued[1]	(455,694)	(473,108)	(455,694)	(473,108)
Share grants outstanding - ending	3,703,745	4,264,675	3,703,745	4,264,675
1 On April 1, 2019, Hydro One Limited issued from treasury 455,694 common shares to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Units (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and six months ended June 30, 2019 and 2018 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2019	2018	2019	2018
DSUs outstanding - beginning	35,205	214,843	46,697	187,090
Granted	6,608	28,817	19,131	56,570
Settled	—	—	(24,015)	—
DSUs outstanding - ending	41,813	243,660	41,813	243,660
At June 30, 2019, a liability of $1 million (December 31, 2018 - $1 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited common shares of $22.84 (December 31, 2018 - $20.25) and was included in other liabilities on the Consolidated Balance Sheets.

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and six months ended June 30, 2019 and 2018 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2019	2018	2019	2018
DSUs outstanding - beginning	75,083	100,526	104,041	63,760
Granted	548	1,184	23,935	37,950
Settled	(23,134)	—	(75,479)	—
DSUs outstanding - ending	52,497	101,710	52,497	101,710
At June 30, 2019, a liability of $1 million (December 31, 2018 - $2 million) related to outstanding DSUs has been recorded at the closing price of Hydro One Limited common shares of $22.84 (December 31, 2018 - $20.25) and was included in other liabilities on the Consolidated Balance Sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and six months ended June 30, 2019 and 2018 is presented below:

	PSUs		RSUs
Three months ended June 30 (number of units)	2019	2018	2019	2018
Units outstanding - beginning	475,430	834,150	387,610	704,830
Granted	—	11,900	—	8,750
Vested and issued	(516)	—	(780)	(13,470)
Forfeited	(6,214)	(10,240)	(4,750)	(11,440)
Settled	(167,360)	—	(41,350)	—
Units outstanding - ending[1]	301,340	835,810	340,730	688,670

	PSUs		RSUs
Six months ended June 30 (number of units)	2019	2018	2019	2018
Units outstanding - beginning	594,470	425,120	432,780	388,140
Granted	—	434,150	—	335,320
Vested and issued	(76,038)	—	(21,756)	(13,470)
Forfeited	(15,182)	(23,460)	(11,674)	(21,320)
Settled	(201,910)	—	(58,620)	—
Units outstanding - ending[1]	301,340	835,810	340,730	688,670
1 Units outstanding at June 30, 2019 include 16,620 PSUs and 102,260 RSUs that may be settled in cash if certain conditions are met. At June 30, 2019, a liability of $3 million has been recorded with respect to these awards and is included in accrued liabilities on the Consolidated Balance Sheet.
No awards were granted during the three and six months ended June 30, 2019. The fair value of awards granted during the three and six months ended June 30, 2018 was $nil and $16 million, respectively. The compensation expense related to the PSU and RSU awards recognized by the Company during the three and six months ended June 30, 2019 was $4 million and $9 million (2018 - $3 million and $5 million), respectively.
At June 30, 2019, $14 million (December 31, 2018 - $20 million) payable to Hydro One Limited relating to PSU and RSU awards was included in due to related parties on the Consolidated Balance Sheets.
Stock Options
A summary of stock options activity during the three and six months ended June 30, 2019 and 2018 is presented below:

	Three months ended June 30		Six months ended June 30
number of stock options)	2019	2018	2019	2018
Stock options outstanding - beginning	949,910	1,450,880	949,910	—
Granted	—	—	—	1,450,880
Exercised	(129,780)	—	(129,780)	—
Stock options outstanding - ending[1]	820,130	1,450,880	820,130	1,450,880
1 During the six months ended June 30, 2019, 706,070 stock options have vested, of which 129,780 were exercised. At June 30, 2019, 243,840 stock options remain non-vested.
At June 30, 2019, the unrecognized compensation expense related to stock options not yet vested was $1 million (December 31, 2018 - $1 million).

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

At June 30, 2019, $1 million (December 31, 2018 - $1 million) payable to Hydro One Limited relating to Stock Options awards was included in due to related parties on the Consolidated Balance Sheets.
22.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.3% ownership at June 30, 2019. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom, and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited.

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2019	2018	2019	2018
IESO	Power purchased	259	245	809	758
	Revenues for transmission services	370	414	783	819
	Amounts related to electricity rebates	104	103	242	240
	Distribution revenues related to rural rate protection	60	61	118	118
	Distribution revenues related to the supply of electricity to remote northern communities	9	8	18	16
	Funding received related to CDM programs	8	10	23	22
OPG	Power purchased	2	2	5	6
	Revenues related to provision of services and supply of electricity	1	2	3	4
	Costs related to the purchase of services	1	—	1	—
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1
OEB	OEB fees	2	2	4	4
Hydro One Limited	Return of stated capital	347	136	485	265
	Dividends paid	—	1	1	6
	Stock-based compensation costs	1	6	8	12
	Cost recovery for services provided	4	3	7	7
Hydro One Telecom	Services received – costs expensed	5	6	11	12
	Revenues for services provided	—	—	1	1
2587264 Ontario Inc.	Preferred shares redeemed	—	—	486	—
	Dividends paid	—	2	2	4
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash.
23.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Accounts receivable	34	5	24	56
Due from related parties	(85)	(133)	(96)	(150)
Other assets	2	4	(24)	(4)
Accounts payable	(6)	(5)	(39)	(35)
Accrued liabilities	32	39	49	72
Due to related parties	(17)	12	(104)	(89)
Accrued interest	(16)	(18)	8	(1)
Long-term accounts payable and other liabilities	—	(1)	1	(2)
Post-retirement and post-employment benefit liability	6	5	17	11
	(50)	(92)	(164)	(142)

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the Consolidated Statements of Cash Flows for the three and six months ended June 30, 2019 and 2018. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended June 30, 2019			Six months ended June 30, 2019
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(342)	(26)	(368)	(630)	(47)	(677)
Reconciling items	3	2	5	13	(1)	12
Cash outflow for capital expenditures	(339)	(24)	(363)	(617)	(48)	(665)

	Three months ended June 30, 2018			Six months ended June 30, 2018
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(378)	(21)	(399)	(670)	(33)	(703)
Reconciling items	8	(1)	7	15	(3)	12
Cash outflow for capital expenditures	(370)	(22)	(392)	(655)	(36)	(691)
Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2019	2018	2019	2018
Net interest paid	143	129	236	219
Income taxes paid	3	5	16	10
24.    CONTINGENCIES
Legal Proceedings
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Hydro One, Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. were defendants in a class action suit commenced in 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. In March 2019, the plaintiff’s application for leave to appeal the lower court’s refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal, which means that the lawsuit has effectively ended.
25.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter:

June 30, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	135	74	8	2	3	15
Long-term software/meter agreement	18	12	1	2	1	1
Operating lease commitments	9	8	3	2	1	7
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter:

June 30, 2019 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	2,300	—
Letters of credit[2]	163	—	—	—	—	—
Guarantees[3]	325	—	—	—	—	—

[1]	On June 3, 2019, the maturity date for the Operating Credit Facilities was extended to 2024.
2 Letters of credit consist of a $155 million letter of credit related to retirement compensation arrangements, $5 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

26.    SEGMENTED REPORTING
Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Three months ended June 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	374	1,029	—	1,403
Purchased power	—	653	—	653
Operation, maintenance and administration	104	156	(3)	257
Depreciation and amortization	114	104	—	218
Income before financing charges and income taxes	156	116	3	275

Capital investments	242	126	—	368

Three months ended June 30, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	430	1,036	—	1,466
Purchased power	—	674	—	674
Operation, maintenance and administration	98	141	4	243
Depreciation and amortization	107	102	—	209
Income (loss) before financing charges and income taxes	225	119	(4)	340

Capital investments	242	157	—	399

Six months ended June 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	803	2,350	—	3,153
Purchased power	—	1,460	—	1,460
Operation, maintenance and administration	207	303	3	513
Depreciation and amortization	227	202	—	429
Income (loss) before financing charges and income taxes	369	385	(3)	751

Capital investments	448	229	—	677

Six months ended June 30, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	851	2,181	—	3,032
Purchased power	—	1,425	—	1,425
Operation, maintenance and administration	207	288	7	502
Depreciation and amortization	210	194	—	404
Income (loss) before financing charges and income taxes	434	274	(7)	701

Capital investments	432	271	—	703
Total Assets by Segment:

(millions of dollars)	June 30, 2019	December 31, 2018
Transmission	14,138	13,877
Distribution	9,437	9,277
Other	1,907	2,415
Total assets	25,482	25,569

20

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2019 and 2018

Total Goodwill by Segment:

(millions of dollars)	June 30, 2019	December 31, 2018
Transmission	157	157
Distribution	168	168
Total goodwill	325	325
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.
27.     SUBSEQUENT EVENTS
Return of Stated Capital
On August 8, 2019, a return of stated capital of $146 million was approved.

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